UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (AMENDMENT NO. _____)*

                           THE A CONSULTING TEAM, INC.
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                                (Name of Issuer)

                                  COMMON STOCK
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                         (Title of Class of Securities)

                                   000881 10 2
                                 --------------
                                 (CUSIP Number)

                             WILLIAM A. NEWMAN, ESQ.
                                MCGUIREWOODS LLP
                   1345 AVENUE OF THE AMERICAS, SEVENTH FLOOR
                               NEW YORK, NY 10105
                                 (212) 548-2164
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                JANUARY 21, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

=============================
CUSIP NO.    000881 10 2
=============================

================================================================================
1              NAMES OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) EXCALIBUR INVESTMENT GROUP LIMITED
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See
               Instructions)

               (a)  [X]
               (b)  [ ]
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3              SEC USE ONLY

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4              SOURCE OF FUNDS (See Instructions)

               WC
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)  |_|
--------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               BRITISH VIRGIN ISLANDS
================================================================================
                                         7       SOLE VOTING POWER
    NUMBER OF SHARES
    BENEFICIALLY OWNED                           4,972,701 (SEE ITEM 5)
                                       -----------------------------------------
                                         8       SHARED VOTING POWER
    BY EACH REPORTING PERSON
                                       -----------------------------------------
    WITH                                 9       SOLE DISPOSITIVE POWER

                                                 4,972,701 (SEE ITEM 5)
                                       -----------------------------------------
                                        10       SHARED DISPOSITIVE POWER

================================================================================
11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              4,972,701 (SEE ITEM 5)
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12            CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
              EXCLUDES CERTAIN SHARES |_|

              (See Instructions)
--------------------------------------------------------------------------------
13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              45.98% (SEE ITEM 5)
--------------------------------------------------------------------------------
14            TYPE OF REPORTING PERSON (See Instructions)

              CO
================================================================================

Item 1 Security and Issuer.

            This Statement relates to shares of the Common Stock, par value $.01 per share (the "Shares"), of The A Consulting Team, Inc. (the "Company" or "TACT"). The principal executive offices of the Company are located at 200 Park Avenue South, Suite 900, New York, New York 10003.

Item 2 Identity and Background.

            (a) This Statement is filed (i) by virtue of its direct holdings of securities of Vanguard Info-Solutions Corporation, a privately-held New Jersey Corporation ("Vanguard"), by Excalibur Investment Group Limited, a British Virgin Islands company ("Excalibur"); and (ii) by virtue of its direct holdings of Excalibur and indirect holdings of Vanguard, by Jesse Grant Hester and Michael Patrick Dwen in their capacities as the trustees (the "Trustees") of The Abacus Trust, a Guernsey discretionary trust created under a trust agreement, dated July 28, 2004 (collectively, the "Reporting Persons"). As the trustee of the Trust, the Trustees have the power to vote and direct the disposition of Shares held indirectly by the Trust. The Reporting Persons have entered into an agreement under which, subject to the terms and conditions set forth therein, Excalibur will receive 4,972,701 Shares.

            The name, residence or business address, principal occupation or employment, and the name, principal business and address of the corporation or other organization in which such employment is conducted, of (i) each Trustee and (ii) each director and director and executive officer of Excalibur is set forth on Schedule A attached hereto and incorporated by reference.

            (b) The principal executive offices of Excalibur are located at c/o Trident Trust Company (B.V.I.) Limited, Trident Chambers, P.O. Box 146, Road Town, Tortola, British Virgin Islands. Excalibur is a British Virgin Islands company.

            The principal executive offices of the Trust are located at Office 102, Pargas Street No. 9, Nicosia, 1065 Cyprus. The Trust has been created under the laws of Guernsey.

            (c) Excalibur is a company engaged in the business of making investments. The Trustee is a trust company and regularly acts as trustee under trust instruments.

            (d) During the past five years, neither any of the Reporting Persons, nor, to the best knowledge of such persons, any person named in Schedule A to this Statement, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) During the past five years, neither any of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Schedule A to this Statement, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which proceeding such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            (f) Excalibur is a British Virgin Islands company. The Trust is a Guernsey trust.

Item 3 Source and Amount of Funds or Other Consideration.

            The consideration to be used in acquiring 4,972,701 Shares will be 6,800 of the 10,000 issued and outstanding shares of Vanguard. The acquisition of the Shares will occur pursuant to the Share Exchange Agreement (the "Share Exchange Agreement"), dated as of January 21, 2005, among the Company, Vanguard and the shareholders of Vanguard, including Excalibur, a copy of which has been filed by the Company as Exhibit 2.1 to the Company's Current Report on SEC Form 8-K filed on January 26, 2005. The provisions, terms and conditions of the Share Exchange Agreement are summarized under Item 5 of this Schedule.

Item 4 Purpose of Transaction.

            The Reporting Persons intend to acquire 4,972,701 of the 7,312,796 Shares to be issued under the Share Exchange Agreement in order to change the control the Company. The businesses that Vanguard operates in the United States and India offer services that may be useful to clients of the Company, and the Reporting Persons accordingly believe that the combined operations of Vanguard and its subsidiaries and the Company could result in increased revenues from the Company's current clients as well as revenues from new clients. The Reporting Persons and the other shareholders of Vanguard, each of whom will also be exchanging its shares of Vanguard for Shares, intend to control TACT so as to combine the operations of the respective businesses.

            (a) The shareholders of Vanguard other than the Reporting Persons are parties to the Share Exchange Agreement with the Company. Under that agreement, the other shareholders of Vanguard will receive on closing of the exchange transaction, 2,340,095 Shares in exchange for their 3,200 shares of Vanguard in addition to the 4,972,701 Shares to be issued to the Reporting Persons.

            (b) The acquisition of the Shares to be acquired by the Reporting Persons is contingent upon the satisfaction of several conditions, including (i) the acquisition by Oak Finance Investments Limited, ("Oak"), a British Virgin Islands company, of 1,024,697 Shares beneficially owned by Shmuel BenTov, (the "Shareholder"), the principal shareholder of the Company, in exchange for a cash purchase price of $10.25 per Share (provided that if the Company does not pay a dividend on the Shares of $0.75 per Share on or prior to the consummation of the purchase and sale of the Shareholder's Shares to Oak, then the purchase price per Share payable to the Shareholder will be increased by the amount of the difference between $0.75 and the amount of any dividend actually paid), (ii) the issuance to Oak of 625,000 Shares (the "Firm Shares") by the Company in exchange for a cash purchase price of $5,000,000 and (iii) the issuance to Oak or assignees of Oak of up to an additional 625,000 Shares (the "Additional Shares") if purchased by Oak or its assignees within 120 days after the purchase and sale of the Firm Shares for a cash purchase price of $8.00 per Share. The transactions between Oak and the Company are the subject of separate statements on Schedule 13D to be filed by Oak and the trust that owns the capital stock of Oak. The Reporting Persons understand that Oak's and such trust's statements on Schedules 13D will be filed on or about the date of the filing of this Statement. Reference is made to these persons' statements on Schedules 13D filed or to be filed for a more complete understanding of the provisions, terms and conditions of Oak's understandings with the Shareholder and with the Company.

            (c) Not applicable.

            (d) The current board of directors of the Company is expected to change in that it will be expanded from four to five members. Further, under the terms of the Share Exchange Agreement, William Miller and Steven S. Mukamal, two of the four current directors of the Company will remain in office. Andrew Harry Ball and William A. Newman are expected to be named as additional members of the Company's board of directors. Of these four, Messrs. Miller and Mukamal are independent directors. The fifth director will be independent as well.(e) The present capitalization of the Company will change after giving effect to the transactions contemplated by the Share Exchange Agreement, the Company Stock Purchase Agreement and the Shareholder Stock Purchase Agreement by increasing the amount of Shares outstanding by (i) at least 625,000 (the Firm Shares) and as many as 1,250,000 Shares (the Firm Shares plus the Additional Shares) under the Company Stock Purchase Agreement, and (ii) 7,312,796 Shares under the Share Exchange Agreement. (f) The shareholders of Vanguard, including the Reporting Persons, intend that the Company's current IT consulting business will be operated as a single unit together with the domestic operations of Vanguard that focuses on the IT consulting business in the United States and markets the services of the call center and business process outsourcing operations of Vanguard's international subsidiaries.

            (g) The shareholders of Vanguard, including the Reporting Persons, intend that following the exchange, subject to shareholder approval, the Company will change its name to Vanguard Info-Solutions International Inc.

            Except as described above in this Item 4, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any other person named in Schedule A to this Statement, has formulated any plans or proposals that relate to or would result in any matter required to be described in response to paragraphs (a) through (j) of Item 4 of this Schedule 13D.

Item 5 Interests in Securities of the Issuer.

            (a) As of the date of this Statement, the Reporting Persons are the direct beneficial owners of 4,972,701 Shares, or approximately 48.8% of the 10,190,229 Shares (the "Pro Forma Outstanding Shares") that are anticipated to be outstanding after giving effect to (i) the exchange of Shares for shares of Vanguard that is contemplated by the Share Exchange Agreement and (ii) the purchase of the minimum number of shares to be purchased by Oak under its stock purchase agreement with the Company, according to the information contained in the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. The respective numbers of Shares that are directly beneficially owned by each of the other Vanguard shareholders is as follows:

                  Andrew Harry Ball                   2,303,531
                  Berenson Investments LLC               36,564

            By virtue of the relationship described under Item 2 of this Statement, the Trust may be deemed to be the indirect beneficial owner of the Shares that are beneficially owned by Excalibur.

            No Reporting Person beneficially owns any Shares other than those reported in this Statement. The beneficial ownership of Shares of each Reporting Person arises solely as a result of its right under the Share Exchange Agreement to acquire such Shares within 60 days after the date of that agreement in exchange for 6,800 of the 10,000 issued and outstanding shares of Vanguard.

            The right of the Reporting Persons and each other Vanguard Shareholders to be issued the Shares by TACT under the Share Exchange Agreement and the obligations of TACT to issue Shares to the Vanguard shareholders is subject to certain conditions, including:

            o the accuracy of TACT's representations and warranties in the Share Exchange Agreement;

            o TACT's material performance of and compliance with the covenants and obligations that it is required to perform or to comply with under the Share Exchange Agreement, including the payment of a dividend of not less than $0.75 per share to its holders of record as of date to be announced;

            o     the delivery of a legal opinion;

            o     the  absence  of  legal  proceedings  that  challenge  or seek damages or other relief in connection with any of the transactions contemplated by the Share Exchange Agreement, or that may prevent or interfere with the contemplated transactions;

            o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of TACT or any of its subsidiaries;

            o the consummation of the transactions contemplated by Oak's agreements with the Shareholder and with TACT; and

            o the approval by the shareholders of TACT of the issuance of shares to the Vanguard shareholders under the Share Exchange Agreement and to Oak under its agreement with the Company.

            The obligation of TACT to issue the Shares to the Reporting Persons and the other Vanguard shareholders in exchange for their shares of Vanguard is subject to certain closing conditions, including:

            o the accuracy of the representations and warranties made by the Vanguard shareholders in the Share Exchange Agreement, both as to Vanguard and as to the Vanguard shareholders;

            o the performance of and compliance with the covenants and obligations that the Vanguard shareholders are required to perform or comply with under the Share Exchange Agreement;

            o     the delivery of a legal opinion;

            o the absence of any legal proceedings that challenges or seeks damages or other relief in connection with any of the transactions contemplated by the Share Exchange Agreement, or that may prevent or interfere with the contemplated transactions;

            o the absence of any material adverse change in the business, operations, properties, prospects, results of operations or condition (financial or otherwise) of Vanguard and its subsidiaries; and

            o the sale by Castor Finance Private Company Ltd., and Indian subsidiary of Vanguard, of shares of Vanguard Info-Solution Ltd., a second Indian subsidiary, to Vanguard, and the sale or liquidation of Castor.

            (b) Assuming the consummation of the exchange of Shares under the Share Exchange Agreement, following the completion of those acquisitions, each of the Vanguard shareholders, severally and not jointly, the Reporting Persons will have the direct power to vote and direct the disposition of the 4,972,701 Shares they will acquire.

            By virtue of the relationship described in Item 2 of this Statement, the Trust may be deemed to have the indirect power to vote and direct the disposition of the Shares that Excalibur will acquire. No person shares the right to vote or the right to direct the disposition of the Shares with the Reporting Persons.

            (c) None of the Reporting Persons have effected any transactions in the Shares during the 60 days prior to the date of this Statement.

            (d) Subject to the escrow arrangements described below, each of the Vanguard shareholders, severally and not jointly, has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares that it will hold after completion of the Exchange

            (e) Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

            Registration Rights. The Shares to be issued to the Reporting Persons under the Share Exchange Agreement are restricted shares and may not be sold or otherwise transferred unless the sale or other transfer is exempt from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"). After the Reporting Persons acquire Shares from TACT, the Reporting Persons will have to right to cause TACT to register their Shares for resale in accordance with the requirements of the Securities Act. If after the closing TACT proposes to register shares of its common stock under the Securities Act (other than on certain forms), it has agreed that it will first give written notice to the Reporting Persons and the other Vanguard stockholders of its intention to so register such shares of the Company's Common Stock and, upon the written request of the Vanguard stockholders to include in such registration Shares received in the exchange transaction, TACT will use commercially reasonable efforts to cause all such Shares to be included in TACT's registration on the same terms and conditions as the securities otherwise being sold in such registration. If, however, there is a managing underwriter and the managing underwriter advises TACT that the inclusion of all Shares requested to be included in such registration would be materially detrimental to the successful marketing (including pricing) of the common stock proposed to be registered by TACT, then the number of Shares proposed to be included in such registration will be reduced before any other Shares proposed to be included in such registration.

            Escrow of Shares. At the time of closing of the acquisition of the Shares pursuant to the terms of the escrow agreement, the form of which is attached to the Share Exchange Agreement as Exhibit D thereto, TACT will deposit into escrow with an institutional escrow agent 1,000,000 shares (the "Escrowed Shares") of the 4,972,701 Shares that are to be issued to Excalibur under the Share Exchange Agreement. The Escrowed Shares will be deposited into escrow to secure the indemnification obligations of Excalibur pursuant to Article 11 of the Share Exchange Agreement. The Escrowed Shares are subject to cancellation pursuant to Section 11.3 of the Share Exchange Agreement and the escrow agreement. Cancellation of Escrowed Shares occurs if TACT makes a claim for indemnification in accordance with the applicable terms of the Share Exchange Agreement and the claim is resolved in favor of the claimant, either by agreement of the parties or through arbitration conducted in accordance with the applicable terms of the Share Exchange Agreement.

            The Escrowed Shares that remain in escrow upon the later to occur of
(i) the first anniversary of the closing and (ii) the date on which any claims that are outstanding on the first anniversary of the closing have been resolved, are to be delivered to Excalibur or its assignees.

            The right to vote the Escrowed Shares remains with Excalibur during the pendency of the escrow. Any dividends paid on the Escrowed Shares during the pendency of the escrow will be added to the property that the Escrow Agent holds and is available for distribution under the escrow agreement.

            The escrow agreement provides that it may be amended only by a written agreement signed by TACT, Excalibur and the escrow agent.

            Custodial Arrangements. Excalibur agreed to appoint T. V. Govindarajan as its custodian and attorney-in-fact to effect the transactions contemplated by the Share Exchange Agreement. Excalibur has further provided a certificate in which it certifies as to certain matters regarding the shares of Vanguard to be delivered to the Company at the closing in exchange for the Shares to be issued to it. The respective forms of the custody agreement and the shareholder's certificate appear as Exhibits B and C attached to the Share Exchange Agreement.

            Advisory Arrangement. Vanguard and Berenson & Company, LLC have entered into an agreement for financial advisory services, dated June 28, 2004, a copy of which is attached as Exhibit II to this Statement. Berenson Investments LLC, one of the shareholders of Vanguard that has agreed to become a holder of Shares in accordance with the Share Exchange Agreement, is an affiliate of Berenson & Company, LLC. Under the financial advisory services agreement, Berenson & Company has agreed to provide such financial advisory services as Vanguard and Berenson may agree. Vanguard has agreed that a portion of its fee (up to $150,000 payable with respect to the exchange transaction under the Share Exchange Agreement) may be paid in Shares. The Shares are to be issued to Berenson on the closing of the exchange transaction and are to be valued based on the average trading price of the Shares during the 30 days prior to the closing. The agreement has a minimum term ending on June 28, 2005 and may thereafter be terminated by either party.

            Other than set forth above, neither any of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A to this Statement, has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to securities of the Company, including, but not limited to, transfer or voting of any such securities, finder's fees, joint ventures, loans or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7 Material to be Filed as Exhibits.

                  Exhibit 1 Share Exchange Agreement, dated as of January 21, 2005, among Vanguard Info-Solutions Corporation (a New Jersey corporation formerly known as B2B Solutions, Inc.), the Vanguard Stockholders named therein, the authorized representative named therein and The A Consulting Team, Inc., incorporated by reference to Exhibit
                               2.1 of the Current Report of The A Consulting Team, Inc. on Form 8-K dated January 26, 2005.

                  Exhibit 2 Exhibit II Financial Advisory Services Agreement, dated June 28, 2004, between Vanguard and Berenson & Company, LLC, as amended on January 25, 2005.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Date: January 26, 2005

                        By:   /s/  Geeta Aajjar
                              ------------------------------------------
                              Name:  Geeta Aajjar
                              Title: Authorized Signatory
                              Signing in the capacities listed on
                              Schedule A attached hereto and
                              incorporated herein by reference.

                                    SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date: January 26, 2005

                                       /s/  Jesse Grant Hester
                                       ----------------------------------------
                                       Jesse Grant Hester, as trustee under The
                                             Abacus Trust dated July 28, 2004

                                      /s/  Michael Patrick Dwen
                                      ------------------------------------------
                                      Michael Patrick Dwen, as trustee under
                                         The Abacus Trust dated July 28, 2004

                                        Signing  in  the  capacities  listed  on
                                             Schedule  "A  attached  hereto  and
                                               incorporated herein by reference.

                                   SCHEDULE A

            The business addresses of the directors and executive officers of Vanguard is 2088 Route 130 North, Monmouth Junction, New Jersey 08852. The present occupation or employment of such persons is as follows:

Excalibur Investment Group Limited

         Director:    Mathew Charles Stokes
                      Apt. 701
                      Naxou Street, Nicosia, 1070, Cyprus
                      Present Employment: Self employed, acting as director of corporate entities through arrangements introduced by BC
                      Centrum Secretaries Limited

         Secretary:   BC Centrum Secretaries Limited
                      788-790 Finchley Road
                      London NW117 TJ
                      United Kingdom
                      Attention:  Christine Prebble
                      Present employment: Professional firm performing administrative and advisory services

         Authorized Person:  Geeta Aajjar
                      BC Centrum Secretaries Limited
                      788-790 Finchley Road
                      London NW117 TJ
                      United Kingdom
                      Present employment: Administrator employed by BC Centrum Secretaries at the above address

The Abacus Trust, a Guernsey discretionary trust
                      Office 102
                      Pargas Street No. 9
                      Nicosia, 1065 Cyprus

         Trustees:    Jesse Grant Hester
                      8 Florinis Street,
                      Nicosia, Cyprus
                      Present Employment: Self employed, acting as trustee through arrangements introduced by BC Centrum Secretaries
                      Limited

                      Michael Patrick Dwen
                      8 Florinis Street,
                      Nicosia, Cyprus
                      Present Employment: Self employed, acting as trustee through arrangements introduced by BC Centrum Secretaries Limited

         Trust Secretary:  David Pearlman
                      788-790 Finchley Road
                      London  NW117 TJ
                      United Kingdom
                      Present employment: Accountant employed by BC Centrum Secretaries at the above address

Persons other than the Trust that control Excalibur:  None.

                             JOINT FILING AGREEMENT

            In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Entities (as such term is defined in the Schedule 13D referred to below) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Common Stock of The A Consulting Team, Inc. and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

            IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of the 26th day of January, 2005.

                                EXCALIBUR INVESTMENT GROUP LIMITED

                                By: /s/  Mathew Charles Stokes
                                    Name:  Mathew Charles Stales
                                    Title: Director

                                THE ABACUS TRUST under Agreement dated
                                July 28, 2004
                                By: /s/ Jessee Grant Hester
                                    Name:  Jesse Grant Hester
                                    Title: Trustee

                                By: /s/ Michael Patrick Dwen
                                    Name:  Michael Patrick Dwen
                                    Title: Trustee


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